SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES RELEASE OF ITS 2006 ANNUAL FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AND NOTICE OF MEETING



AngloGold Ashanti Limited \ Reg. No.1944/017354/06
11 Diagonal Street \ Johannesburg \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com

news release

29 March 2007

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti is pleased to announce that it has today posted to its shareholders, the Annual Financial Statements for the year ended 31 December 2006 and Notice of the Annual General Meeting.

The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2006 which were published on 13 February 2007. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual Report for 2006 comprising the Annual Financial Statements and the Report to Society is available at: www.aga-reports.com

The Annual General Meeting of the company will be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 4 May 2007, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

ends

Queries

South Africa	Tel:	Mobile	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AngloGold Ashanti Limited

Date: March 29, 2007

                                                By: /s/ L Eatwell
                                                Name: L Eatwell
                                                Title: Company Secretary